UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

Concordia Healthcare Corp.

(Exact name of registrant as specified in its charter)

Ontario, Canada	2834	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

277 Lakeshore Road East, Suite 302

Oakville, Ontario L6J 1H9

(905) 842-5154

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue

New York, New York 10011

(212) 590-9070

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐  Yes            ☒  No

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) to the Registration Statement on Form 40-F filed on June 1, 2015 (as amended, the “Registration Statement”) by Concordia Healthcare Corp. (the “Registrant”) amends and supplements the Registration Statement. The Registrant is filing this Amendment No. 1 for the sole purpose of refiling Exhibit 99.4 and filing Exhibit 99.36.

Except as provided above, no other changes have been made to the Registration Statement.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement contain “forward-looking statements” within the meaning of applicable securities laws, which are based upon the Registrant’s current internal expectations, estimates, projections, assumptions and beliefs. Statements concerning the Registrant’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, future financial performance and condition of the Registrant are forward-looking statements. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative and grammatical variations of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. In addition, the Exhibits incorporated by reference into this Registration Statement may contain forward-looking statements attributed to third-party industry sources.

By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and projections that constitute forward-looking statements will not occur. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement include, but are not limited to, the risk factors included under the heading “Risk Factors” in Exhibit 99.3 attached hereto.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.36, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The disclosure provided under “Contractual Obligations” on page 23 of Exhibit 99.5, Management’s Discussion & Analysis for the Year Ended December 31, 2014, is incorporated by reference herein.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant filed a Form F-X with the Commission. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CONCORDIA HEALTHCARE CORP.

/s/ Mark Thompson
Name:	Mark Thompson
Title:	Chief Executive Officer

Date: June 23, 2015

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibit	Description

99.1	Unaudited Condensed Interim Consolidated Financial Statements dated March 31, 2015*

99.2	Management’s Discussion and Analysis for the three months ended March 31, 2015*

99.3	Annual Information Form for the year ended December 31, 2014*

99.4	Consolidated Financial Statements for the years ended December 31, 2014 and 2013

99.5	Management’s Discussion and Analysis for the year ended December 31, 2014*

99.6	Annual Information Form for the year ended December 31, 2013*

99.7	Material Change Report dated May 1, 2015*

99.8	Material Change Report dated April 14, 2015*

99.9	Material Change Report dated March 17, 2015*

99.10	Material Change Report dated March 16, 2015*

99.11	Code of Conduct effective July 7, 2014*

99.12	Asset Purchase and Sale Agreement between PBM Pharmaceuticals, Inc. and Concordia Pharmaceuticals Inc. dated as of March 19, 2014*

99.13	Guarantee dated September 3, 2014*

99.14	Asset Purchase Agreement by and between Eisai Inc. and Concordia Pharmaceuticals Inc. dated as of September 3, 2014*

99.15	Supply Agreement dated September 30, 2014*

99.16	License Agreement dated September 30, 2014*

99.17	Sumitomo Assignment and Assumption Agreement dated September 17, 2014*

99.18	Asset Purchase Agreement between Covis Pharma S.à.r.l., Covis Injectables S.à.r.l., Covis Pharma Holdings S.à.r.l., Concordia Pharmaceuticals Inc. and Concordia Healthcare Corp. dated as of March 9, 2015*

99.19	Purchase Agreement between Concordia Healthcare Corp., Concordia Healthcare Inc., Concordia Healthcare (USA) Inc., Complete Medical Homecare, Inc., Concordia Labs Inc., Pinnacle Biologics, Inc., Concordia Pharmaceuticals Inc., Concordia Laboratories Inc., and RBC Capital Markets, LLC dated April 13, 2015*

99.20	Assignment and Assumption Agreement between Covis Pharma S.à.r.l., Covis Injectables S.à.r.l., and Concordia Pharmaceuticals Inc. dated as of April 21, 2015*

99.21	Bill of Sale between Covis Pharma S.à.r.l., Covis Injectables S.à.r.l., and Concordia Pharmaceuticals Inc. dated as of April 21, 2015*

99.22	Escrow Agreement between Covis Pharma S.à.r.l., Covis Injectables S.à.r.l., Concordia Pharmaceuticals Inc., and U.S. Bank National Association dated as of April 21, 2015*

99.23	Intellectual Property Assignment Agreement between Covis Pharma S.à.r.l., Covis Injectables S.à.r.l., Covis Pharma Holdings S.à.r.l., and Concordia Pharmaceuticals Inc. dated as of April 21, 2015*

99.24	Transition Services Agreement between Covis Pharma S.à.r.l., Covis Injectables S.à.r.l., and Concordia Pharmaceuticals Inc. dated as of April 21, 2015*

99.25	Credit and Guaranty Agreement between Concordia Healthcare Corp., Concordia Healthcare Inc., Concordia Healthcare USA Inc., Complete Medical Homecare, Inc., Concordia Labs Inc., Pinnacle Biologics, Inc., Concordia Pharmaceuticals Inc., Concordia Laboratories Inc., RBC Capital Markets, LLC, Morgan Stanley Senior Funding, Inc., GE Capital Markets, Inc., TD Securities (USA) LLC, General Electric Capital Corporation, Export Development Canada, The Toronto-Dominion Bank, Fifth Third Bank and Royal Bank of Canada dated as of April 21, 2015*

99.26	Business Acquisition Report dated February 10, 2014*

99.27	Business Acquisition Report dated June 9, 2014*

99.28	Business Acquisition Report dated December 12, 2014*

99.29	News release dated May 25, 2015*

99.30	News release dated May 7, 2015*

99.31	News release dated April 21, 2015*

99.32	News release dated February 12, 2015*

99.33	News release dated December 22, 2014*

99.34	Letter from Former Auditor dated May 20, 2015*

99.35	Letter from Successor Auditor dated May 20, 2015*

99.36	Consent of Collins Barrow Toronto LLP

*	Previously filed.